Forester Funds, Inc.

133 E. Cook Ave

Libertyville, IL 60048

August 24, 2007

Ms. Christina DiAngelo

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Christina:

Please note that we acknowledge:

- the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You contacted us with some comments that you had regarding our 2007 Annual Reports.  The following are out responses to those comments.

1.

The 1 year return for the S&P 500 was incorrect.

This was a typo and has been corrected.

2.

Under the graph of the growth of $10,000, disclosure language needed to be added.

Added the following language: The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

3.

In the Statement of Changes in Net Assets you asked us to disclose the balance of undistributed net investment income or loss that is included in net assets.

This has been done.

4.

In Note 4 of the Value Fund we did not need this information since have not written options yet.  Also that Note 1 refers to option writing.

The accountants have requested that we leave the language in the event that we write options in the future.

5.

For the Value Fund, disclose the components of Distributable Earnings on a tax basis.

This has been done.

6.

In Note 2, the Investment Advisory Agreement, add that of the 1.35% fee, 1.00% is for management and 0.35% is for other administrative services.

This has been done.

7.

Note 6, the share roll forward is off by 4,870 shares.

I spoke to the accountants and they said that there is a typo in the 2006 annual report and that the 2007 report is correct.

8.

You wanted us to enhance our discussion of the factors that the directors go through when renewing the management  agreement

The following language was added to both Funds reports:

On March 15, 2007, the Board of Directors of The Forester Funds, Inc. approved the continuation of each Fund's investment advisory agreement with Forester Capital Management, Ltd. (the "Adviser").  Prior to approving the continuation of the agreements, the Board considered:

   o the nature, extent and quality of the services provided by the Adviser

   o the investment performance of the Funds

o the costs of the services to be provided and profits to be realized by the Adviser and its affiliates from the relationship with the Funds

o the extent to which economies of scale would be realized as the mutual fund grows and whether fee levels reflect these economies of scale for the benefit of mutual fund investors

   o the expense ratios of the Funds

In considering the nature, extent and quality of the services provided by the Adviser, the Board considered an oral presentation by the Adviser describing the portfolio management, shareholder communication, and regulatory compliance services provided by the Adviser to the Funds. The Directors concluded that the Adviser was providing essential services to the Funds.

The Directors compared the performance of the Funds to benchmark indices over various periods of time and concluded that the performance of the Funds warranted the continuation of the advisory agreements. The Directors noted that in addition to the absolute performance of the Funds, they also noted that the Funds adhered to their investment style.

In concluding that the advisory fees payable by the Funds were reasonable, the Directors reviewed a report of the costs of services provided by, and the profits realized by the Adviser, from its relationship with the Funds and concluded that such profits were reasonable and not excessive. The Directors reviewed reports comparing the expense ratios and advisory fees paid by the Funds to those paid by other comparable mutual funds and concluded that the advisory fees paid by the Funds and the expense ratios of the Funds were in the range of comparable mutual funds.

9.

Item 11 had the wrong date.  It said 2006 instead of 2007.

This has been changed and refiled.

10.

In the Discovery Annual Report, the director’s term was not included.

That has been added.

11.

Update the link on the bottom of the website home page to a current prospectus.

That has been done.

12.

Form N-Q for 12/31/06 was not filed for the Discovery Fund.

That has been filed.

13.

The proxy policy seems inconsistent with not voting proxies.

The policy allows the following:

If the Advisor deems the holdings in the company to be immaterial to the vote, it may decide not to vote the proxy.

Since the fund is small, it votes are immaterial to the vote and the Advisor has decided not to vote the proxy.

We hope that this addresses the comments that you had.  Please feel free to contact us, should you have any questions.

Best regards,

Thomas H. Forester

President

Forester Funds, Inc.